

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

Daniel Nelson
Chief Executive Officer
Signing Day Sports, Inc.
8355 E Hartford Dr. Suite 100
Scottsdale, AZ 85255

   Re: Signing Day Sports, Inc.
     Amendment No. 3 to Registration Statement on Form S-1
     Filed August 1, 2023
     File No. 333-271951

Dear Daniel Nelson:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

Amendment to Form S-1 filed on August 1, 2023

Results of Operations
Cost of Revenue, page 46

1. We note your response to comment 2 and your new disclosure on page 47. Since there are several reasons for the decrease in cost of revenue, please quantify each factor that contributed to the decrease. Also, discuss how much development cost were capitalized and when you expect these costs will be amortized to cost of revenue.

Note 12 - Stockholder's Deficit
Equity Incentive Plan, page F-39

2. Please disclose the specific vesting terms for all stock based compensation. We refer to guidance in ASC 718-10-50-2.

You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff Attorney, at 202-551-3887, or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis Bevilacqua